

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Jonathan M.N. Rigby
President and Chief Executive Officer
SteadyMed Therapeutics, Inc.
2410 Camino Ramon
San Ramon, California 94583

> **Re: SteadyMed Therapeutics Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2014**
> **CIK No. 0001619087**

Dear Mr. Rigby:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. Please provide a legend for the first graphic after the cover page stating that you do not have any approved products and have not generated any commercial revenue.

Prospectus Summary
Company Overview, page 1

2. We note your response to prior comment 7. Please revise the table on pages 2 and 76 to reflect only the current stage of development of each product candidate and indication. Providing information about planned or hoped for future events or outcomes in the form of a table may cause some investors to place undue weight on such estimates.

Use of Proceeds, page 50

3. Please expand your disclosure to include the approximate amount you plan to allocate for manufacturing and commercialization of each of your product candidates. Additionally please expand your disclosure to briefly summarize your manufacturing and commercializing efforts that you plan to accomplish with the allocated proceeds.

Capitalization, page 52

4. In the table presented under this heading, you indicate 933,425 shares issued or outstanding, pro forma. However, in a footnote to the table you indicate that the outstanding share information is based on 841,364 ordinary shares and excludes 92,000 ordinary shares issuable upon the exercise of warrants. Please explain or revise for this apparent discrepancy.

Business
Trevyent Development Plan, page 81

5. We note your response to prior comment 25 on page 95 that you will need to demonstrate clinical superiority of Trevyent compared to Remodulin in order to be awarded orphan drug exclusivity, either through improved efficacy, safety or a major contribution to patient care, such as convenience. Please expand your disclosure to explain how you plan to demonstrate such clinical superiority. In this regard please discuss if you plan any additional study to demonstrate clinical superiority of Trevyent.

Shares Eligible for Future Sale
Rule 144, page 149

6. We note your response to prior comment 33. Please expand your disclosure to state the number of shares of common stock that will be restricted securities under Rule 144 upon completion of this offering

You may contact Sasha Parikh at (202) 551-3627 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: James C. Kitch
Michael E. Tenta
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304